                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 5

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue. See Instruction 1(b). / / Form 3 Holdings Reported
/ / Form 4 Transactions Reported

1. Name and Address of Reporting Person

   HATTENDORF, J. MARK
   (Last)  (First)  (Middle)

   One Acclaim Plaza
   (Street)

   Glen Cove, NY     11542
   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

   ACCLAIM ENTERTAINMENT, INC.  ("AKLM")

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Statement for Month/Year

   August 1997

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person to Issuer (Check all applicable)

   / / Director                            / / 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

Executive Vice President, Chief Financial and Accounting Officer

         Table I -- Non-Derivative Securities Acquired, Disposed of,
                            or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                                                            Bene-
                                                                                            ficially
                                                          4. Securities Acquired (A)        Owned at  6. Ownership
                               2. Trans-                     or Disposed of (D)             End of       Form:
                                  action                     (Instr. 3, 4 and 5)            Issuer's     Direct      7. Nature of
                                  Date     3. Trans-      -----------------------------     Fiscal       (D) or         Indirect
                                  (Month/     action                    (A)                 Year         Indirect       Beneficial
1. Title of Security              Day/        Code           Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)       (Instr. 8)                (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  -------------  ------------  ---  ----------  -----------  -------------  ---------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action                     Acquired (A) or             (Month/Day/Year)
                                             Price of     Date                       Disposed of (D)          ----------------------
                                             Deriv-       (Month/  4. Transac-       (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/        tion Code   --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)       (Instr. 8)      (A)           (D)       able        Date
----------------------------------------  -----------  ----------  -------------  ------------  ------------  ----------  ----------
Options (rights to buy)                     $6.375        (1)           D (1)                      (1)            (1)       7/23/06
Options (rights to buy)                     $7.50         (2)           D (2)                      (2)            (2)       7/23/06
Options (rights to buy)                     $3.9375       (3)           A (3)       (3)                           (3)      10/27/06
Options (rights to buy)                     $4.875        (4)           A (4)       (4)                           (4)       2/25/07

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
                                        Title              Number of      Security       Year            (I)             Ownership
                                                            Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
                                  Common Stock             125,001          (1)            0
                                  Common Stock              39,999          (2)            0
                                  Common Stock             165,000          (3)         165,000          D
                                  Common Stock             150,000          (4)         150,000          D

Explanation of Responses:


(1) This non-incentive option, which was granted on July 24, 1996 under the registrant's 1988 Stock Option Plan (the "Plan") and was exercisable in thirds, on the first, second and third anniversaries, respectively, of the date of grant, was cancelled as of October 28, 1996. See also note 3.

(2) This incentive option, which was granted on July 24, 1996 under the Plan and was exercisable in thirds, on the first, second and third anniversaries, respectively, of the date of grant, was cancelled as of October 28, 1996. See also note 3.

(3) This option was granted under the Plan in lieu of previously granted options and becomes exercisable in thirds, on the first, second and third anniversaries, respectively, of the date of grant. See also notes 1 and 2.


(4) This option was granted under the Plan and becomes exercisable in thirds, on the first, second and third, anniversaries, respectively, of the date of grant.


          J. Mark Hattendorf                    October 15, 1997
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date
          J. Mark Hattendorf

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.